20012787

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51943

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.A.K. Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Windward Ct., Collegeville, PA

(No. and Street)

19426

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James A. Kelly 267-252-3490

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin, CPAs LLP

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

SEC Mail Processing
APR 28 2020
Washington, DC

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James A. Kelly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J.A.K. Securities Inc., as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Sheila Souders, Notary Public
Hatfield Twp., Montgomery County
My Commission Expires Dec. 24, 2020
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

Report of Independent Registered Public Accounting Firm

To the Stockholders of
J.A.K. Securities, Inc.
20 Windward Court
Collegeville, PA 19426

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of J.A.K. Securities, Inc. (the "Company") as of December 31, 2019, the related statements of operations, changes in stockholders' equity, and cash flows for year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information
The information contained in the "Computation of Net Capital" schedule has been subjected to audit procedures performed in conjunction with the audit of the J.A.K. Securities, Inc.'s financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F. R. §240.17a-5. In our opinion, the "Computation of Net Capital" schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as the Company's auditor since 2019

New York, NY
April 7, 2020

J.A.K Securities Incorporated
Statement of Financial Condition
December 31, 2019

Assets

Cash	$	264,883
Due from Clearing Firm		217,046
Accounts Receivable		170,144
Other Assets		4,213
Total Assets	$	656,286

Liabilities & Stockholder's Equity

Liabilities:

Accounts Payable and Accrued Expenses	$	261,207
Loans		110,000
Total Liabilities		371,207

Stockholder's Equity:

Common stock, $ 1 par value, 1,000 shares authorized, issued and outstanding		1,000
Additional Paid In Capital		256,500
Retained Earnings		27,579
Total Stockholder's Equity		285,079
Total Liabilities and Stockholder's Equity	$	656,286

The accompanying notes are integral to the financial statements

J.A.K Securities Incorporated
Statement of Operations
For the Year Ended December 31, 2019

Revenue:		
Commissions	$	1,387,336
Other Income		31,606
Total Revenue		1,418,942
Operating Expenses:		1,875,466
Net Loss	$	(456,524)

The accompanying notes are integral to the financial statements

J.A.K Securities Incorporated
Statement of Operations Expenses
For the Year Ended December 31, 2019

Error	$	478,110
Auto Expenses		6,576
Bank Service Charge		1,024
Broker Expenses		27,537
Computer Expense		76,922
Contributions		17,050
Exchange Fees		15,268
Facility Fees		90,000
Finra Fees		30,380
Insurance		65,817
Membership Dues		640
Miscellaneous		30,797
Office Expense		3,579
Payroll Expense		735,585
Payroll Taxes		43,348
Postage & Delivery		548
Professional Fees		12,891
Rental Expenses		32,396
Routing Fees		136
Royalties		7,125
Taxes		9,904
Telephone		56,315
Trading Permits		96,000
Travel & Entertainment		35,838
Utilities		1,680
Total Operating Expenses	$	1,875,466

J.A.K Securities Incorporated
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2019

	Common Stock		Additional Paid in Capital		Retained Earnings		Total Stockholder's Equity
Balances - January 1, 2019	$	1,000	$	7,500	$	529,103	$	537,603
Stockholder's Contributions		-		249,000		-		249,000
Stockholder's Distributions		-		-		(45,000)		(45,000)
Net Loss						(456,524)		(456,524)
Balances - December 31, 2019	$	1,000	$	256,500	$	27,579	$	285,079

The accompanying notes are integral to the financial statements

J.A.K Securities Incorporated
Statement of Cash Flows
For the Year Ended December 31, 2019

Cash Flows From Operating Activities:		
Operating Loss	$	(456,524)
(Increase) Decrease in:		
Increase in due from Clearing Firm		(7,049)
Decrease in Accounts Receivable		127,331
Decrease in Other Assets		4,782
Increase in Accounts Payable and Accrued Expense:		185,580
Net Cash Used in Operating Activities		(145,880)
Cash Flows from Financing Activities:		
Stockholder's Contributions		249,000
Stockholder's Distributions		(45,000)
Loan From Stockholder		110,000
Cash Flows Provided by Financing Activities		314,000
Net Change in Cash		168,120
Beginning Cash Balance		96,763
Ending Cash Balance	$	264,883

The accompanying notes are integral to the financial statements

J.A.K. Securities Corporation
Notes to Financial Statements
For the Year Ended December 31, 2019

Note 1 **Nature of Business**

J.A.K. Securities Inc. (The 'Company") is a PA Corporation, incorporated in May of 1999. The Company is a registered broker dealer with the Securities Exchange Commission (SEC) and is a member of NASDAQ OMX PHLX (PHLX). The Company has been an SEC and PHLX member since August 1999. The Company engages in floor activity, solely to execute orders on behalf of its clients. The Company does not clear securities transactions or take possession or control of securities.

Note 2 - Summary of Significant Accounting Policies

a) Revenue Recognition

The Company principally earns commission by buying and selling securities for a diverse group of institutional investors. Securities transactions (and the recognition of related income and expenses) are recorded on a trade date basis.

b) **Income Taxes**

The Company has elected to be treated as an "S" Corporation under the provisions of the Internal Revenue Code and the Pennsylvania State tax regulations. Under the provisions the Company does not pay federal or state corporate income taxes on its taxable income.

c) **Cash**

The Company maintains cash in bank accounts which, at times, may exceed federally insured limits or where no insurance is provided. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

d) **Use of Estimates**

Management uses estimates and assumptions in preparing financials. Those estimates and assumptions effect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses.

Note 3 - Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company introduces these transactions for clearance to another broker-dealer on a fully disclosed basis.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy its obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers.

J.A.K. Securities Corporation
Notes to Financial Statements
For the Year Ended December 31, 2019

Note 4 - Net Capital Requirements:

The Company is subject to and complies with the requirements for broker dealers under SEA rule 15c3-1 requiring the maintenance of a minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2109, the Company had a net capital of $225,575 which was $125,575 in excess of its required net capital of $100,000. At December 31, 2019, the Company's ratio of aggregate indebtedness to net capital 164.56%.

Note 5 - Loan

The Stockholder made a loan to the company in the amount of $110,000. The loan is non interest bearing and there is no maturity date.

Note 6 - Subsequent Events

The Company performed an evaluation of events that occurred subsequent to December 31, 2019 and through April 7, 2020 the date of the filing of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2019

J.A.K Securities Incorporated
Computation of Net Capital Under SEC Rule 15c3-I
December 31, 2019

Credit Factors:			
Stockholder's Equity			$ 285,079
Total Credit Factors			285,079
Debit Factors:			
Accounts Receivable			55,291
Other Assets			4,213
Total Debit Factors			59,504
Net Capital			225,575
Less: Minimum Net Capital Requirements Greater the 6 2/3 of Aggregate Indebtedness Or $100,000			100,000
Remainder: Capital in Excess of All Requirements			$ 125,575
Capital Ratio (maximum allowance 1500%)			
(*) Aggregate Indebtedness	371,207		
Net Capital	225,575	= 164.56%	
(*) Aggregate Indebtedness			
Accounts Payable and Accrued Expenses			$ 261,207
Loans			110,000
			$ 371,207

Reconciliations with the Company's net capital as included in Part IIA of Form X-17A-5 as of December 31, 2019	
Net Capital as reported in the Company's Part IIA unaudited FOCUS report	$ 451,496
Audit Adjustments	(225,921)
Net capital, per above	$ 225,575

J.A.K. Securities Inc.

Exemption Report

For the Year Ended December 31, 2019

J.A.K. Securities, "The Company", is a registered broker dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240. 17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R §240. 17a-5(d)(1) and (4).

To the best of my knowledge and belief The Company states the following:

(1) The Company claims an exemption from 240.15c3-3 under section (k)(2)(ii).

(2) The Company met such exemption provision 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

I, James A. Kelly, swear that to the best of my knowledge and belief this Exemption Report is true and correct.

Signature: ______________________

Title: President

LERNER & SIPKIN
CERTIFIED PUBLIC ACCOUNTANTS LLP

132 Nassau Street, New York, NY 10038 Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

To the Stockholders of
J.A.K. Securities, Inc.
20 Windward Court
Collegeville, PA 19426

Report of Independent Registered Public Accounting Firm

Gentlemen:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) J.A.K. Securities, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which J.A.K. Securities, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: k(2)(ii), (the "exemption provisions") and (2) J.A.K. Securities, Inc. stated that J.A.K. Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. J.A.K. Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about J.A.K. Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York, NY
April 7, 2020

FINRA

March 24, 2020

James A. Kelly, President
J.A.K. Securities, Inc.
20 Windward Court
Collegeville, PA 19426

RE: J.A.K. Securities, Inc. and 2019 Annual Audit Report

Dear Mr. Kelly.:

In reply to your letter dated March 19, 2020, please be advised that your request for an extension of time in which to file the required annual audited financial report as of December 31, 2019 pursuant to Securities Exchange Act Rule 17a-5, has been given due consideration and is hereby granted.

This extension of 15 business-days is granted based upon the representations made by your organization and by your outside independent auditors. If the information provided to us is no longer accurate, we expect to be notified immediately.

Please be aware that failure to file the annual audited financial report on or before April 14, 2020 could result in the assessment of a late filing fee of $100 per day for up to ten days and may result in other regulatory or disciplinary action.

If you have any question, please feel free to contact me at 312-230-5108.

Regards,

Greg Brinckman, Risk Management Analyst

cc: Kelly L. Gibson, SEC Philadelphia Regional Office (via e-mail: philadelphia@sec.gov)
cc: SEC Washington, DC Trading and Markets (via e-mail: tradingandmarkets@sec.gov)
cc: Pina Patel, FINRA, Director, Trading & Execution, Risk Monitoring, TFCE –FINOP
(via e-mail: Pina.Patel@finra.org)
cc: Bia Subasic, FINRA, Senior Risk Monitoring Assistant, Office of Exam & Risk Monitoring
(via e-mail: Bia.Subasic@finra.org)